VIA EDGAR

August 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Gupta Barros and Rahul K. Patel

Re:	Acceleration Request for Blackstone Real Estate Income Trust, Inc.
Registration Statement on Form S-11 (File No. 333-213043)

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the request of our client, Blackstone Real Estate Income Trust, Inc., that effectiveness of the above-referenced Registration Statement on Form S-11 be accelerated to 4:00 p.m., Eastern Daylight Time, on August 31, 2016, or as soon as practicable thereafter.

Please do not hesitate to call me at (212) 455-3577 with any questions.

Sincerely,

/s/ Andrew R. Keller

Andrew R. Keller

Blackstone Real Estate Income Trust, Inc.

345 Park Avenue

New York, New York 10154

August 30, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rahul Patel

Re:	Acceleration Request for Blackstone Real Estate Income Trust, Inc.
Registration Statement on Form S-11 (File No. 333-213043)

Dear Ladies and Gentlemen:

Blackstone Real Estate Income Trust, Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-11 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Eastern Daylight Time, on August 31, 2016, or as soon thereafter as practicable.

The Company hereby authorizes Andrew R. Keller of Simpson Thacher & Bartlett LLP to orally modify or withdraw this request for acceleration.

In connection with the foregoing, the Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Andrew R. Keller at (212) 455-3577.

[Signature Page Follows]

Very truly yours,

BLACKSTONE REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Leon Volchyok
Name:	Leon Volchyok
Title:	Chief Securities Counsel and Secretary